EXHIBIT 99.12

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and any amendments thereto.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake”, “Operations, projects and investments – Uranium – Tier-one operations – Inkai”, “Mineral reserves and resources” and “Governance – Interest of experts” in the Corporation’s Annual Information Form for the year ended December 31, 2025 dated March 19, 2026 for the Cigar Lake and Inkai operations; and

(b)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake”, “Operations, projects and investments – Uranium – Tier-one operations – Inkai”, and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2025 dated February 13, 2026, for the Cigar Lake and Inkai operations,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, and 333-139165) for the Cameco Corporation Stock Option Plan, the Registration Statements on Form S-8 (File Nos. 333-196422 and 333-281406) for the Cameco Corporation Employee Share Ownership Plan and the Registration Statement on Form F-10 (File No. 333-283140).

Sincerely,

/s/ Scott Bishop
Name: Scott Bishop, P. Eng.
Title: Director, Technical Assurance & Mineral Reserves, Technical Services, Cameco Corporation

Date: March 19, 2026